OPAL Fuels Inc.

One North Lexington Avenue, Suite 1450

White Plains, New York 10601

(914) 705-4000

November 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Dougherty
Laura Nicholson

Re:	OPAL Fuels Inc. Registration Statement on Form S-1 File No. 333-266757

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), OPAL Fuels Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Tuesday, November 8, 2022, or as soon thereafter as possible.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify Edward Welch of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 634-3085 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

OPAL FUELS INC.

By:	/s/ John Coghlin
Name:	John Coghlin
Title:	General Counsel

cc:	Edward Welch, Sheppard Mullin Richter & Hampton LLP